EnerSys / Power / Full Solutions ™	EnerSys
2366 Bernville Road
Reading, PA 19605
610-208-1864
Fax: 610-208-1671
Mike.Philion@enersys.com
MICHAEL T. PHILION, C.P.A.
Executive Vice President, Finance & CFO

June 9, 2006

VIA EDGAR/MAIL DELIVERY

Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EnerSys

Form 10-K for the year ended March 31, 2005

Filed February 15, 2006

Forms 10-Q for fiscal Quarters Ended July 3, 2005,

October 2, 2005, and January 1, 2006

Forms 8-K filed February 15, 2006, February 8, 2006,

November 15, 2005, August 17, 2005, June 2, 2005, and May 16, 2005

File No. 001-32253

Dear Ms. Tillan:

On behalf of EnerSys, this letter responds to your letter, dated May 8, 2006, regarding the above referenced filings. Each of your comments is set forth below, followed by the related response. Unless otherwise stated, all dollar amounts are stated in thousands.

If you have any questions or comments, please don’t hesitate to call me at your convenience at (610) 208-1864.

Best regards,

/s/ Michael T. Philion
Michael T. Philion

MTP/csm

Comment 1

1.	Please refer to our prior comment 1. We noted in your response that you will refer to non-GAAP earnings measures as “earnings from ongoing operations.” You should not use titles or descriptions for non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP purposes. We refer you to Item 10(c)(1)(ii)(E).

Response 1

The Company understands the Staff’s comments concerning references to non-GAAP financial information as “earnings from ongoing operations” and will not use this title or other titles or descriptions for non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP purposes.

Comment 2

2.	Please refer to our prior comment 3. We noted your response that you will provide the necessary disclosures referenced in our prior comment. Please tell us more about the recurring charges that you eliminate in your disclosure (i.e. interest expense, dividends, etc.) and how you comply with the disclosure requirements of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures date June 13, 2003.

Response 2

The Company understands the Staff’s comments about removing a recurring item. In future filings, management will give careful consideration to highlighting charges in non-GAAP financial measures. Furthermore, except in instances in which management believes it to be necessary for a complete and meaningful analysis of our operating performance, we will not use non-GAAP measures in future 10-K and 10-Q filings.

The following is in response to your request for more information about our use of non-GAAP measures in past filings. The Company believes that a full discussion of certain highlighted items was critical to its ability to present a complete and meaningful analysis of its operating performance.

The Company highlighted non-GAAP adjustments that were related to material restructuring plans and events, such as a recapitalization and an initial public offering, which were associated with the formation of EnerSys as a public company. Management believes these plans and events were sufficiently unusual as to warrant highlighting. The adjustments were highlighted in order to provide useful supplemental information to investors and to assist them in making comparisons of earnings between different fiscal periods more meaningful in terms of the Company’s comparable base business.

In fiscal 2006, management highlighted non-GAAP adjustments to give effect to significant restructuring and other charges associated with restructuring plans and events that followed acquisitions. In fiscal 2005, management highlighted non-GAAP adjustments associated with events that were instrumental to the formation of the Company as a public entity. The fiscal 2005 adjustments included (a), the reduction of interest expense resulting from the assumed repayment of debt with the IPO proceeds as if the repayment had occurred before the periods presented. This adjustment was made as a significant amount of our debt was repaid with funds from the IPO and because these events had a material one-time impact upon our financial performance as reported in accordance with GAAP. Management believed that this event was not part of a past pattern of similar events and was not likely to recur in future periods, and (b), the elimination of the Series A convertible preferred stock dividend as the preferred stock had been converted to common stock. Management believed that this event was not part of a past pattern of similar events and a preferred stock dividend was not likely to recur in future periods.

Comment 3

3.	Please refer to our prior comment 9. We noted in your response that management believes that the plan has not substantially changed from the time of the acquisition and the company’s initial estimate of the timing of the funding these costs has been “modestly extended based on more current information.” We noted the following:

•	The original disclosure in your Form S-1/A states that the remaining reserve includes, “environmental costs of $5,300, the majority of which is expected to be paid through fiscal 2007.”

•	Disclosure in your Form 10-K for the year ended March 31, 2005 states “the majority of which is expected to be paid over the next 5 fiscal years” (i.e. fiscal 2010).

•	Lastly, we noted your disclosure in your Form 10-Q for the quarterly period ended January 1, 2006 states the balance (primarily related to environmental costs) will be spent “at an indeterminate time in the future.”

Please provide us with further explanation regarding the basis upon which you included these costs as a cost to exit an activity noting the criteria in EITF 95-3 that states that actions required by the plan will begin as soon as possible after the plan is finalized and the period of time likely to complete the plan indicates that significant changes to the plan are not likely. It appears as if you have significantly changed the estimate of the period of time over which you will incur these expenses based on your disclosures as outline above.

Response 3

In our prior response to your original comment 9, we explained that we used SFAS 141 and EITF 95-3 as guidance for the initial accounting for the environmental costs in Manchester. Using our best judgment and information available at the time, we estimated the expected scope and timing of the environmental actions that will be necessary at Manchester. We recognize that the estimates of the time period over which we will incur these expenses have increased since we first issued our disclosure. However, accounting literature acknowledges the difficulties of estimating the scope and timing of environmental actions. Our understanding of the situation and facts of the matter, as well as possible future outcomes will continue to evolve until the obligation is ended. The uncertainties surrounding the timing or method of settlement do not change the fact that an obligation exists. We will continue to follow the plan we first envisioned and we will adjust and report upon our estimates of costs and timing as new information becomes available.

We believe that SFAS 5 and SFAS 141 require the continued accrual for legal obligations associated with the retirement of a tangible long-lived asset that result from acquisition, such as in the case of the Manchester environmental costs. We therefore continue to believe that our accounting and disclosure for this contingency remains appropriate, even if the timing becomes longer than first estimated in our earlier disclosures.

Note 12. Derivative Financial Instruments. page A-67

Comment 4

4.	Please refer to our prior comment 10. We understand from your response that effectiveness of the hedges is measured on a quarterly basis. Please confirm that we are correct in our understanding that you will revise your disclosure that currently states, “there is no need to periodically reassess the effectiveness during the term of the hedges,” rather, you will discuss your regular review of effectiveness during the term of the hedge.

Response 4

The Company confirms that you are correct in your understanding that in future filings we will discuss our regular review of effectiveness during the term of the hedge.

We believe the foregoing are responsive to your comments. If you should have questions or further comments with respect to these responses, please direct them to the undersigned at (610) 208-1864. Facsimile transmissions may be sent to (610) 208-1671.

Very truly yours,

/s/ Michael T. Philion
Michael T. Philion